Mercedes-Benz Auto Lease Trust 2020-B
Investor Report

Collection Period Ended   31-May-2022

Amounts in USD

Dates

Collection Period No.	21				
Collection Period (from... to)	1-May-2022	31-May-2022			
Determination Date	13-Jun-2022				
Record Date	14-Jun-2022				
Payment Date	15-Jun-2022				
Interest Period of the Class A-1 Notes (from... to)	16-May-2022	15-Jun-2022	Actual/360 Days	30	
Interest Period of the Class A-2, A-3 and A-4 Notes (from... 6/15/2022	15-May-2022	15-Jun-2022	30/360 Days	30	

Summary

	Initial Balance	Beginning Balance	Ending Balance	Principal Payment	Principal per $1000 Face Amount	Note Factor
Class A-1 Notes	157,000,000.00	0.00	0.00	0.00	0.000000	0.000000
Class A-2 Notes	420,000,000.00	0.00	0.00	0.00	0.000000	0.000000
Class A-3 Notes	345,000,000.00	298,951,217.18	272,540,500.63	26,410,716.55	76.552802	0.789972
Class A-4 Notes	88,120,000.00	88,120,000.00	88,120,000.00	0.00	0.000000	1.000000
Total Note Balance	**1,010,120,000.00**	**387,071,217.18**	**360,660,500.63**	**26,410,716.55**		
Overcollateralization	171,309,810.94	186,075,195.22	186,075,195.22			
Total Securitization Value	**1,181,429,810.94**	**573,146,412.40**	**546,735,695.85**			
present value of lease payments	510,088,176.38	128,296,150.78	114,320,638.52			
present value of Base Residual Value	671,341,634.56	444,850,261.62	432,415,057.33			

	Amount	Percentage
Initial Overcollateralization Amount	171,309,810.94	14.50%
Target Overcollateralization Amount	186,075,195.22	15.75%
Current Overcollateralization Amount	186,075,195.22	15.75%

	Interest Rate	Interest Payment	Interest per $1000 Face Amount	Interest & Principal Payment	Interest & Principal Payment per $1000 Face Amount
Class A-1 Notes	0.184160%	0.00	0.000000	0.00	0.000000
Class A-2 Notes	0.310000%	0.00	0.000000	0.00	0.000000
Class A-3 Notes	0.400000%	99,650.41	0.288842	26,510,366.96	76.841643
Class A-4 Notes	0.500000%	36,716.67	0.416667	36,716.67	0.416667
Total		**136,367.08**		**$26,547,083.63**	

Mercedes-Benz Auto Lease Trust 2020-B
Investor Report

Collection Period Ended   31-May-2022

Amounts in USD

	Initial Balance	Beginning Balance	Ending Balance
Exchange Note Balance	**1,122,358,320.39**	**514,074,921.85**	**487,664,205.30**

Available 2020-B Collections

Lease Payments Received	13,045,643.39
Net Sales Proceeds-early terminations (incl Defaulted Leases)	14,132,078.23
Net Sales Proceeds-scheduled terminations	6,218,468.88
Excess wear and tear included in Net Sales Proceeds	406.00
Excess mileage included in Net Sales Proceeds	14,112.86
Subtotal	**33,396,190.50**
Repurchase Payments	0.00
Advances made by the Servicer	0.00
Investment Earnings	321.25
Total Available Collections	**33,396,511.75**

Available Funds ABS Notes

Total Exchange Note Payments	26,629,198.39
Reserve Account Draw Amount	0.00
Total Available Funds	**26,629,198.39**

Distribution on the Exchange Note

(1) Total Servicing Fee	477,622.01
Nonrecoverable Advances to the Servicer	0.00
(2) Exchange Note Interest Distributable Amount (0.51%)	218,481.84
(3) Exchange Note Principal Distributable Amount	26,410,716.55
(4) Any amounts by which the sum payable pursuant to Section 8.03(a)(i) through (vii) of the Indenture (or, if applicable, pursuant to Section 5.04(b)(i)through (vii) of the Indenture) exceed the sum of the Exchange Note Interest Distributable Amount and the Exchange Note Principal Distributable Amount	0.00
(5) Remaining Funds Payable	6,289,691.35
Total Distribution	**33,396,511.75**

Distributions ABS Notes

(1) Total Trustee Fees and any Asset Representations Reviewer fees (max. $250,000 p.a.)	0.00
(2) Interest Distributable Amount Class A Notes	136,367.08
(3) Priority Principal Distribution Amount	0.00
(4) To Reserve Fund to reach the Reserve Fund Required Amount	0.00
(5) Regular Principal Distribution Amount	26,410,716.55
(6) Additional Servicing Fee and Transition Costs	0.00
(7) Total Trustee Fees and any Asset Representations Reviewer fees [not previously paid under (1)]	0.00
(8) Excess Collections to Certificateholders	82,114.76
Total Distribution	**26,629,198.39**

Amounts in USD

Distribution Detail

	Amount Due	Amount Paid	Shortfall
Total Servicing Fee	477,622.01	477,622.01	0.00
Total Trustee Fee	0.00	0.00	0.00
Monthly Interest Distributable Amount	136,367.08	136,367.08	0.00
thereof on Class A-1 Notes	0.00	0.00	0.00
thereof on Class A-2 Notes	0.00	0.00	0.00
thereof on Class A-3 Notes	99,650.41	99,650.41	0.00
thereof on Class A-4 Notes	36,716.67	36,716.67	0.00
Interest Carryover Shortfall Amount	0.00	0.00	0.00
thereof on Class A-1 Notes	0.00	0.00	0.00
thereof on Class A-2 Notes	0.00	0.00	0.00
thereof on Class A-3 Notes	0.00	0.00	0.00
thereof on Class A-4 Notes	0.00	0.00	0.00
Interest Distributable Amount Class A Notes	136,367.08	136,367.08	0.00
Priority Principal Distribution Amount	0.00	0.00	0.00
Regular Principal Distribution Amount	26,410,716.55	26,410,716.55	0.00
Principal Distribution Amount	26,410,716.55	26,410,716.55	0.00

Amounts in USD

Reserve Fund and Investment Earnings

Reserve Fund

Reserve Fund Required Amount	5,907,149.05
Reserve Fund Amount - Beginning Balance	5,907,149.05
plus top up Reserve Fund up to the Required Amount	0.00
plus Net Investment Earnings for the Collection Period	50.17
minus Net Investment Earnings	50.17
minus Reserve Fund Draw Amount	0.00
Reserve Fund Amount - Ending Balance	5,907,149.05
Reserve Fund Deficiency	0.00

Investment Earnings

Net Investment Earnings on the Reserve Fund	50.17
Net Investment Earnings on the Exchange Note	
Collection Account	271.08
Investment Earnings for the Collection Period	321.25

Notice to Investors

Amounts in USD

Pool Statistics

Pool Data

	Amount	Number of Leases
Cutoff Date Securitization Value	1,181,429,810.94	28,897
Securitization Value beginning of Collection Period	573,146,412.40	17,177
Principal portion of lease payments	9,730,225.38	
Terminations- Early	11,196,110.12	
Terminations- Scheduled	5,000,215.85	
Repurchase Payment (excluding interest)	0.00	
Gross Losses	484,165.20	
Securitization Value end of Collection Period	546,735,695.85	16,606
Pool Factor	46.28%	

	As of Cutoff Date	Current
Weighted Average Securitization Rate	6.68%	6.67%
Weighted Average Remaining Term (months)	27.02	10.70
Weighted Average Seasoning (months)	11.38	28.34
Aggregate Base Residual Value	775,726,981.78	456,612,619.38
Cumulative Turn-in Ratio		34.26%
Proportion of base prepayment assumption realized life to date		76.73%
Actual lifetime prepayment speed		0.72%

Delinquency Profile

Delinquency Profile *	Amount **	Number of Leases	Percentage
Current	545,156,814.46	16,562	99.71%
31-60 Days Delinquent	972,788.74	30	0.18%
61-90 Days Delinquent	362,075.85	9	0.07%
91-120 Days Delinquent	244,016.80	5	0.04%
Total	546,735,695.85	16,606	100.00%

Delinquency Trigger	**4.747%**
60+ Delinquency Leases to EOP Aggregate Securitization Value	0.111%
Delinquency Trigger occurred	No

 *A lease is not considered delinquent if the amount past due is less than 10% of the payment due under such lease

**Based on the actual Securitization Value of the respective leases

Amounts in USD

Loss Statistics

Credit Loss	Current Amount	Number of Leases	Cumulative Amount	Number of Leases
Securitization Value of Defaulted Leases, Beg of Collection Period	460,555.82	14	15,629,098.60	418
Liquidation Proceeds	413,817.40		14,283,707.47	
Recoveries	157,674.89		2,580,916.91	
Principal Net Credit Loss / (Gain)	(110,936.47)		(1,235,525.78)	

Net Credit Loss / (Gain) as % of Average Securitization Value (annualized):

Current Collection Period	(0.238)%	
Prior Collection Period	(0.347%)	
Second Prior Collection Period	(0.021%)	
Third Prior Collection Period	0.021 %	
Four Month Average	(0.146)%	

Cumulative Net Credit Loss / (Gain) as % of Cutoff Date Securitization Value   (0.105)%

Average Net Credit Loss / (Gain)   (2,955.80)

Residual Loss	Current Amount	Number of Leases	Cumulative Amount	Number of Leases
Securitization Value of Liquidated Leases, Beg of Collection Period	16,219,935.35	557	345,780,258.30	11,865
Sales Proceeds and Other Payments Received	19,807,324.83		424,630,464.50	
Residual Loss / (Gain)	(3,587,389.48)		(78,850,206.20)	

Residual Loss / (Gain) as % of Average Securitization Value (annualized):

Current Collection Period	(7.688)%	
Prior Collection Period	(7.024%)	
Second Prior Collection Period	(6.616%)	
Third Prior Collection Period	(6.459%)	
Four Month Average	(6.946)%	

Cumulative Residual Loss / (Gain) as % of Cutoff Date Securitization Value   (6.674)%

Average Residual Loss / (Gain)   (6,645.61)